UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041871

SEC RECEIVED JUL 1 2009 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~14100~~ 48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	Connecticut	06103-3404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance

Title

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of VP Distributors, Inc.
(formerly named Phoenix Equity Planning Corporation):

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary (collectively, the "Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital under Rule 15c3-1) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Virtus Partners, Inc. formerly named Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

April 21, 2009

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Financial Condition

	December 31, 2008	December 31, 2007
	(in thousands)	
Assets		
Cash and cash equivalents	$ 14,748	$ 13,426
Trading securities, at market value	5,198	11,889
Management fees receivable	4,250	7,165
Concessions receivable	233	367
Receivables from affiliated mutual funds	3,240	6,163
Receivables from related parties	680	60
Deferred commissions	1,788	2,581
Prepaid expenses and other assets	459	537
Furniture and equipment, net	17	206
Definite-lived intangible asset, net	178	226
Deferred tax asset, net	2,909	3,203
Total assets	$ 33,700	$ 45,823
Liabilities and Stockholder's Equity		
Accrued compensation	$ 2,546	$ 3,122
Accounts payable and accrued expenses	4,786	4,216
Payables to broker-dealers	4,461	6,852
Payables to related parties	1,777	8,493
Income taxes payable, net	325	-
Total liabilities	13,895	22,683
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	17,373	14,811
Retained earnings	1,932	7,829
Total stockholder's equity	19,805	23,140
Total liabilities and stockholder's equity	$ 33,700	$ 45,823

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Income

	Year Ended December 31, 2008	2007
	(in thousands)	
Operating Revenues		
Management fees	$ 34,327	$ 49,911
Distributor fees	30,866	37,287
Marketing fees	22,861	29,436
Mutual fund administrative fees	11,859	14,322
Shareholder service agent fees	5,252	7,385
Zweig administrative fees	615	645
Underwriter fees	500	914
Total operating revenues	106,280	139,900
Operating Expenses		
General and administrative expenses	49,607	70,211
Trail commissions	26,319	30,823
Employment expenses	19,920	22,694
Distribution costs	3,370	5,711
Amortization of deferred commissions	3,128	3,141
Finder's fees	316	942
Total operating expenses	102,660	133,522
Operating Gain	3,620	6,378
Investment and other income	(3,897)	991
Income (loss) before income taxes	(277)	7,369
Provision for income taxes	1,620	3,264
Net income (loss)	$ (1,897)	$ 4,105

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2006	$ 500	$ 14,811	$ 5,724	$ 21,035
Net income			4,105	4,105
Dividends to parent			(2,000)	(2,000)
Balances at December 31, 2007	$ 500	$ 14,811	$ 7,829	$ 23,140
Net loss			(1,897)	(1,897)
Non-cash contribution from parent		3,998		3,998
Non-cash contribution to parent		(1,436)		(1,436)
Dividends to parent			(4,000)	(4,000)
Balances at December 31, 2008	$ 500	$ 17,373	$ 1,932	$ 19,805

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Cash Flows

	Year Ended December 31, 2008	2007
	(in thousands)	
Cash flows from operating activities:		
Net (loss) income	$ (1,897)	$ 4,105
Adjustments to reconcile net (loss) income to net Cash provided by (used in) operating activities:		
Amortization of intangible asset	48	59
Amortization of deferred commissions	3,128	3,141
Depreciation and other amortization	111	171
(Gain) loss on sale of trading securities	1,648	(1,772)
Proceeds from sale of trading securities	2,857	10,574
Purchase of trading securities	(929)	(11,364)
Unrealized depreciation on trading securities	3,115	2,562
Payments of deferred commissions	(2,335)	(3,887)
Deferred taxes	2,856	(1,535)
Changes in operating assets and liabilities:		
Management fees receivable	2,915	2,022
Concessions receivable	134	29
Receivables from related parties	2,303	3,124
Prepaid expenses and other assets	78	309
Accrued compensation	(576)	(3,140)
Accounts payable and accrued expenses	571	(1,425)
Payables to broker-dealers	(2,391)	(1,463)
Payables to related parties	(6,717)	3,673
Income taxes payable	325	-
Net cash provided by operating activities	5,244	5,183
Cash flows from investing activities:		
Sale of furniture and equipment, net	78	24
Net cash provided by investing activities	78	24
Cash flows from financing activities:		
Dividends to parent	(4,000)	(2,000)
Net cash (used in) financing activities	(4,000)	(2,000)
Net increase in cash and cash equivalents	1,322	3,207
Cash and cash equivalents, beginning of year	13,426	10,219
Cash and cash equivalents, end of year	$ 14,748	$ 13,426
Supplemental cash flow information:		
Income taxes paid	$ 1,325	$ 5,507
Non-cash financing activities:		
Contribution from parent	$ 3,998	$ -
Contribution to parent	$ (1,436)	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission (SEC). Virtus Investment Advisers, Inc. (VIA), formerly named Phoenix Investment Counsel, Inc. is a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with registered investment companies (collectively, the Virtus Funds). VIA also manages institutional accounts and is an investment advisor to three structured finance products.

PEPCO is a direct wholly-owned subsidiary of Virtus Partners, Inc., formerly named Phoenix Investment Partners, Ltd (PXP). Virtus Partners, Inc. is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. (Virtus or the "parent"). Effective December 31, 2008, Virtus spun-off from The Phoenix Companies, Inc. (PNX) becoming an independent publicly traded company.

Subsequent to the spin-off of Virtus from PNX and effective on February 5, 2009, PEPCO formally changed its name to VP Distributors, Inc.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of PEPCO and VIA. Material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the consolidated financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates, specifically those used to determine the carrying value of intangible assets, are discussed in these notes to the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

Trading Securities, at market value

Trading securities are comprised of investment in affiliated mutual funds and are carried at fair value, which is determined based on net asset values. Unrealized appreciation or depreciation on investments is included in investment and other income.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Levels 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. FASB Staff Position FAS 157-2 delayed application of SFAS 157 for non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. PEPCO adopted SFAS 157 as of January 1, 2008 for those assets and liabilities that were not deferred with no material impact on its financial position or results of operations.

The following table presents these instruments fair value at December 31, 2008 (in thousands):

	Level 1	Level 2	Level 3
Affiliated managed accounts	$ 543	$ -	$ -
Affiliated mutual funds	4,655	-	-
Total fair value	$ 5,198	$ -	$ -

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B and Class C/T mutual fund shares (Class B and C/T shares). These commissions are recovered by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B and Class C/T shares within five and one year of purchase, respectively.

The deferred costs resulting from the sale of Class B shares are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Deferred costs resulting from the sale of Class C/T shares are amortized on a straight-line basis over a one year-period

Furniture and Equipment, net

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. From time to time, certain furniture and equipment is transferred in exchange for cash settlement between Virtus legal entities, including PEPCO and VIA. These transfers result in purchases and sales at book value.

Intangible Assets

Definite-lived intangible assets are accounted for in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* All amortization expense has been, and continues to be, calculated on a straight-line basis. VIA monitors the useful lives of definite-lived intangible assets and revises the useful lives, if necessary, based on the circumstances. Effective October 1, 2008, based on VIA's history and experience, it was determined that the estimated useful life of VIA's open-end mutual fund was greater than previous estimates. VIA extended the useful life of its open-end mutual funds to 16 years, which resulted in VIA recognizing $11 thousand less amortization in 2008 and an anticipated $44 thousand less amortization in 2009.

Revenue Recognition

Investment management fees, marketing fees, distribution and service fees, and mutual fund administration and shareholder service agent fees are recorded as income during the period in which services are performed. Investment management fees, which are accrued monthly, are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment.

Gross investment management fees earned on open-end mutual funds range from 0.10% to 1.50% of average assets under management, depending on the type of fund. Investment management fees earned on closed-end funds range from 0.50% to 0.85% of average assets under management. Investment management fees earned on institutional accounts are negotiated and are based primarily on asset size, portfolio complexity and individual needs and range from 0.15% to 1.00%. Investment management fees earned on structured finance products range from 0.08% to 0.45% of the principal outstanding. PEPCO accounts for investment management fees in accordance with Emerging Issues Task Force (EITF) No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* or EITF 99-19, and has recorded its management fees net of payments to affiliated and unaffiliated subadvisors. Payments to unaffiliated subadvisors for the years ended December 31, 2008 and 2007 were $17.7 million and $21.6 million, respectively. Payments to affiliated subadvisors for the years ended December 31, 2008 and 2007 were $26.8 million and $27.8 million, respectively.

In addition, in August 2002 VIA agreed to waive investment management fees related to PNX's Employee Retirement Plan until those fees totaled $2.5 million. During 2007 the $2.5 million threshold was reached and VIA began recognizing fees. In 2008 and 2007, fees of $0.8 million and $0.9 million, respectively, were recorded. These fees were recorded as income during the period in which services were performed. Effective with the spin-off on December 31, 2008, VIA no longer manages the majority of the assets of PNX's Employee Retirement Plan.

Management fees contingent upon achieving certain levels of performance are recorded when earned. Certain fees related to collateralized bond and collateralized debt obligations (CBO/CDOs) are subordinate and contingent to the portfolio meeting certain financial criteria. As of December 31, 2008 and 2007, three CDOs did not meet all the criteria and accordingly, no fees were recognized. At such time as the criteria are met, all or a portion of the subordinated fees may be recovered.

Marketing fees are computed based upon written contractual agreements with certain related parties. Marketing fees are intended to cover retail sales and marketing costs incurred by PEPCO of behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which generally require monthly payment.

Distributor fees are primarily earned based upon a percentage of assets under management, ranging from 0.25% to 1.00% depending on the share class of the affiliated fund. Distributor fees are paid pursuant to the terms of its distribution plans with the Virtus Funds. PEPCO received asset based distributor fees of $30.2 million and $36.5 million in 2008 and 2007, respectively. Also included in distributor fees are $0.6 and $0.8 of redemption fee income, respectively. These fees are collected from affiliated mutual funds. The fees are paid to PEPCO monthly, pursuant to the terms of the distribution plan. Of the total distributor fees, $26.3 million and $30.8 million in 2008 and 2007, respectively, was paid to broker-dealers, as trailing commissions, which are presented as a separate line item in the Operating Expenses section on the Consolidated Statements of Income.

Mutual fund administrative fees are earned based on the average daily assets in the funds. Shareholder service agent fees are earned based on a contractual amount plus a fee based on the number of accounts at the end of a month. Fiduciary fees are recorded monthly based on the number of 401(k) accounts. Underwriter fees are sales-based charges on the sale of certain A-share mutual funds. PEPCO outsources certain back office functions related to mutual fund administration and shareholder service agent fees. Mutual fund administration fees are reported on a gross basis and shareholder service agent fees are reported on a net basis in accordance with EITF No. 99-19. Shareholder service agent fees, which are reported net of payments to third-party service providers, for the years ended December 31, 2008 and 2007, were $4.4 million and $6.5 million, respectively.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within three or five years of purchase and Class C/T mutual fund shares made within one year of purchase. CDSC redemption income was $0.7 million and $0.8 million in 2008 and 2007, respectively, and is included in distributor fees on the Consolidated Statements of Income.

Income Taxes

PEPCO uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year through charges or credits to the current tax provision, and to recognize deferred tax assets and liabilities for the future tax consequences resulting from temporary differences between the amounts reported in the consolidated financial statements and their respective tax bases. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates. The effects of a tax position on the consolidated financial statements are recognized when we believe it more likely than not that the position will be sustained. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized.

PEPCO and its wholly owned subsidiary, VIA, file as a part of the fiscal year 2008 PNX consolidated federal income tax return and will be included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PEPCO and VIA also file separate tax returns for certain other states where appropriate. PEPCO and VIA are party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis. Thus, income taxes reflected in these financial statements represent the combination of the amounts allocated to PEPCO and VIA under their respective agreements with PNX. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. For periods following December, 31 2008, PEPCO and VIA will no longer be includible in the PNX consolidated federal income tax return or party to the tax sharing agreement with PNX as a result of the spin-off of Virtus.

Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, the outcomes of which may not be known at the date of the financial statements. Uncertain tax positions taken by PEPCO are accounted for under FASB Interpretation No. 48, *Accounting for Uncertain Tax Positions* or FIN 48, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain a tax position to be challenged by taxing authorities.

Employee Benefits

Effective November 1, 2008, and as a result of the spin-off, the employees of PEPCO, along with employees of certain other Virtus affiliates, are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by Virtus and administered by a third party administrator. Prior to November 1, 2008 employees of PEPCO were eligible to participate in defined contribution and defined benefit plans sponsored by PNX. The 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. PEPCO is charged monthly for costs associated with these benefits. The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans sponsored by Virtus. PEPCO is charged monthly by Virtus for costs associated with these benefits.

Certain employees of PEPCO were granted options to purchase common stock or Restricted Stock Units (RSUs) of PNX under approved PNX stock plans, which vest over a three-year period. Stock options terminate ten years from the date of grant. Stock-based compensation is accounted for under SFAS No. 123 (R), *Share-Based Payment*, which requires that compensation cost related to share-based payment transactions be recognized in financial statements at the fair value of the instruments issued.

Effective December 31, 2008, PNX options converted to Virtus options under a new Virtus Omnibus stock plan. The conversion formula, which was determined by the PNX compensation committee, preserved the relative economic value of the options. Options are granted with an exercise price equal to the market value of the shares at the date of grant. Options were granted to PEPCO employees in June and August 2003, September 2004, April 2005, February 2006 and March 2007 for which PEPCO recorded compensation expense of $0.3 million and $0.4 million respectively, related to these options in each of 2008 and 2007. A total of 108,375 of these option shares were outstanding as of December 31, 2008, of which 61,885 are vested.

Effective December 31, 2008, RSUs converted to Virtus RSUs under a new Virtus Omnibus stock plan. The conversion formula, which was determined by the PNX compensation committee, preserved the relative economic value of the RSUs. RSUs are granted with an exercise price equal to the market value of the shares at the date of grant. RSUs were granted to PEPCO employees in February 2005, February 2006, February, March and November 2007, February and March 2008 for which PEPCO recorded compensation expense of $0.1 million and $0.1 million respectively, related to these RSUs in each of 2008 and 2007. A total of 14,403 of these RSUs were outstanding as of December 31, 2008, of which 6,188 are vested.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. FAS 157-2, or Financial Accounting Standards Board Staff Positions (FSP) 157-2, delayed application of SFAS 157 for non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. PEPCO's initial adoption of SFAS 157 on January 1, 2008 for all eligible assets and liabilities did not have a significant impact on its financial position or results of operations as SFAS 157 primarily addresses disclosure surrounding fair value measurements. PEPCO does not expect the full adoption as of January 1, 2009 to have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS 159, which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. PEPCO adopted SFAS 159 on January 1, 2008 with no impact on its financial position or results of operations as PEPCO did not elect the fair value option for any of its financial instruments.

In December 2007, the FASB issued SFAS No. 141(R), *Accounting for Business Combinations,* or SFAS 141(R). SFAS 141(R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the combination and is effective for fiscal years beginning after December 15, 2008. PEPCO adopted this standard on January 1, 2009 and does not expect it to have a significant impact on PEPCO's financial position or results of operations.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements,* or SFAS 160. SFAS 160 requires all entities to report noncontrolling interests in subsidiaries in the same way—as equity in the consolidated financial statements and requires that associated transactions be treated as equity transactions—and is effective for fiscal years beginning after December 15, 2008. PEPCO adopted this standard on January 1, 2009 and does not expect it to have a material impact on PEPCO's financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets*, or FSP 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FASB Statement No. 142. FSP FAS 142-3 requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. FSP FAS 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(R) and other U.S. GAAP. PEPCO adopted this standard on January 1, 2009 and does not expect it to have a material impact on PEPCO's financial position or results of operations.

3. Acquisition of FMI Sasco Mutual Fund

On October 22, 2004, VIA acquired a contract to manage the assets of the FMI Sasco Contrarian Value Fund (Sasco), an open-end mutual fund, for $0.4 million, including transaction costs of $0.2 million. Subsequent to this date, assets in the Sasco fund were merged into a newly formed mutual fund advised by VIA. The purchase price for Sasco represents the consideration paid and the direct costs incurred by VIA. Based on the economics of this transaction, purchase price was allocated entirely to definite-lived intangible assets. Related amortization of intangible assets of $47,264 and $59,243 has been expensed in 2008 and 2007, respectively.

Definite-lived intangible assets at December 31, were as follows:

	2008	2007
	(in thousands)	
Investment contracts	$ 415	$ 415
Accumulated amortization	(237)	(189)
Definite-lived intangible assets, net	$ 178	$ 226

	Investment Advisory Contracts
2009	$ 11
2010	11
2011	11
2012	11
2013	11
Thereafter	123
	$ 178

4. Investments

PEPCO's marketable securities consist of seed capital investments in affiliated managed accounts and affiliated mutual funds that PEPCO holds as trading securities. Investments in affiliated managed accounts and affiliated mutual funds at December 31 are as follows:

	Market		Cost	
	2008	2007	2008	2007
	(in thousands)			
Affiliated managed account, common stock	$ 543	$ 2,884	$ 523	$ 2,927
Affiliated mutual funds	4,655	9,005	9,156	9,948
Total trading securities	$ 5,198	$ 11,889	$ 9,679	$ 12,875

5. Furniture and Equipment, net

Furniture and equipment is comprised of the following:

	December 31,	
	2008	2007
	(in thousands)	
Computer equipment and software	$ 381	$ 782
Furniture and office equipment	68	650
	449	1,432
Accumulated depreciation	(432)	(1,226)
Furniture and equipment, net	$ 17	$ 206

Depreciation expense for each of the years ended December 31, 2008 and 2007 was $0.1 million and $0.2 million, respectively and is included in general and administrative expenses in the Consolidated Statements of Income.

6. Variable Interest Entities

PEPCO adopted Financial Interpretation No. (FIN) 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,* as amended by FIN 46 (R). FIN 46 (R) requires consolidation of a variable interest entity by the primary beneficiary of that entity, as defined by FIN 46 (R). PEPCO did not create or obtain an interest in any variable interest entities during 2008 and 2007 and is not considered to be the primary beneficiary to any of the collateralized debt obligations (CDOs) for which VIA serves as the investment advisor.

7. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31,	
	2008	**2007**
	(in thousands)	
Current		
Federal	$ 1,987	$ 3,755
State	774	909
Total current tax expense	2,761	4,664
Deferred		
Federal	(523)	(1,259)
State	(618)	(141)
Total deferred tax (benefit) expense	(1,141)	(1,400)
Total provision for income taxes	$ 1,620	$ 3,264

The deferred tax effects of temporary differences are as follows:

	December 31,	
	2008	**2007**
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 177	$ 246
Intangible assets	45	15
Net operating loss carryforwards	1,250	2,479
Capital loss carryforwards	468	-
Employee benefits	726	543
Unrealized loss on trading securities	1,839	389
Other	8	5
Valuation allowance	(1,604)	(443)
Gross deferred tax assets	2,909	3,234
Deferred tax liabilities:		
Furniture and equipment	-	31
Gross deferred tax liabilities	-	31
Deferred tax asset, net	$ 2,909	$ 3,203

As of December 31, 2008, PEPCO had federal net operating loss and capital loss carryforwards of $2.9 million and $1.3 million, respectively. The federal net operating loss carryforwards are scheduled to begin to expire in the year 2027. The federal capital loss carryforwards are scheduled to begin expiring in year 2013.

As of December 31, 2008, PEPCO had state net operating loss carryforwards of $3.4 million. The state net operating loss carryforwards are scheduled to begin to expire in the year 2009.

In accordance with SFAS 109, management has reviewed the need for a valuation allowance for the consolidated PEPCO financial statements, which are comprised of two legal entities, PEPCO and VIA. For federal tax purposes on PEPCO, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of its deferred tax assets. For state tax purposes on PEPCO, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of a majority of its state deferred tax assets. For approximately $92 thousand of state net operating losses, management has determined that it will not generate sufficient pre-tax income to utilize the full benefits of its deferred taxes because the state net operating losses were generated in jurisdictions where PEPCO, currently and going forward, is projected to have minimal apportionment factors. For VIA, management has determined, based on its historical pre-tax losses, that it is more likely than not that the remaining federal and state deferred income tax assets that were recorded as of December 31, 2008 and 2007 will not be realized due to the uncertainty of the future income that is necessary to realize these assets. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented, if necessary.

PNX has historically filed consolidated federal income tax returns, which included Virtus and its affiliates including PEPCO, as a wholly owned subsidiary. In connection with the spin-off, Virtus and its affiliates, including PEPCO, entered into a tax separation agreement with PNX on December 18, 2008, as amended on April 8, 2009. At December 31, 2008, excluding the impact of the valuation allowance, gross deferred tax assets of $112.5 million are recorded in the Virtus financial statements, attributable primarily to the tax basis in excess of financial reporting basis in certain of Virtus' intangibles that will be retained by Virtus and its affiliates, including PEPCO, in connection with the terms of the tax separation agreement, as amended. The final election to allocate federal income tax attributes is expected to be made by PNX upon the filing of its consolidated federal income tax return for the year ended December 31, 2008, which is due to be filed on or before September 15, 2009. The tax separation agreement, as amended, provides that PNX will make specific elections and waivers intended to preserve Virtus' and its affiliates' including PEPCO, tax basis in intangible assets. In the event that some or all of the tax attributes Virtus and its affiliates, including PEPCO, expect to retain are ultimately not available to Virtus and its affiliates, including PEPCO, it would reduce or eliminate a portion of these deferred tax assets.

As a result of the spin-off, PEPCO no longer has tax basis in certain tax attributes, which resulted in a decrease of $1.4 million of deferred tax assets. The reduction in deferred tax assets was recorded as a distribution to Virtus.

The earliest federal tax year open for examination is 2006. The earliest open years in PEPCO's major state tax jurisdictions are 1996 and 2003 for Connecticut and New York, respectively. PEPCO does

not believe that any adjustment from any open year will result in a material change in PEPCO's financial position.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31,	
	2008	**2007**
Statutory rate	35.0%	35.0%
State income taxes, net of federal benefit and state valuation allowance	(37.0)	6.7
Adjustments to income tax accruals	(68.4)	0.8
Meals and entertainment	(39.3)	1.4
Valuation allowance	(475.0)	-
Other permanent differences	-	0.4
Effective income tax rate	(584.7) %	44.3%

At December 31, 2008, PNX forgave taxes payable under the PNX tax sharing agreement of $4.0 million in the form of a non-cash capital contribution.

8. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31,	
	2008	**2007**
	(in thousands)	
Aggregate indebtedness	$ 9,243	$ 13,705
Net capital	11,095	7,448
Ratio of aggregate indebtedness to net capital	0.8 to 1	1.8 to 1

PEPCO's minimum required net capital at December 31, 2008 and 2007 based on its aggregate indebtedness on those dates, is $0.6 million and $0.9 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

9. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the Year Ended December 31, 2008	2007
	(in thousands)	
Administration and marketing fee	$ 33,975	$ 45,171
Fund administration	7,638	8,682
Travel, training and entertainment	1,484	1,356
Sales meetings	1,431	1,218
Rent	1,186	1,298
Outside services	728	704
Expense reimbursement	563	3,786
Printing	352	844
Registration fees	221	169
Computer services	127	800
Variable annuity distribution support	1	3,979
Other	1,901	2,204
Total general and administrative expenses	$ 49,607	$ 70,211

10. Other Related Party Transactions

Intercompany Agreements and Transactions

PEPCO is party to marketing and administrative agreements with its affiliates, Virtus, Engemann Asset Management (EAM); SCM Advisors, LLC (SCM); Kayne Anderson Rudnick Investment Management, LLC (KAR); Euclid Advisors, LLC (EUC); Goodwin Capital Advisors, Ltd. (GCA) and Duff & Phelps Investment Management Co. (DPIM). In 2008 and 2007, PEPCO paid administration and marketing expenses of $34.0 million and $45.2 million, respectively. In 2008 and 2007, PEPCO received marketing revenue from its affiliates of $22.9 million and $29.4 million, respectively.

VIA is party to separate sub-advisory agreements with EAM, SCM, KAR, EUC, GCA and DPIM whereby VIA pays a sub-advisory fee for investment management services provided by EAM, SCM, KAR, EUC, GCA and DPIM for certain affiliated mutual funds. In 2008 and 2007, VIA paid sub-advisory fees of $26.8 million and $27.8 million, respectively, for these services. These fees are reported net within investment management fees in the Consolidated Statement of Income.

PEPCO is a party to an expense sharing agreement with Virtus and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO was allocated a total of $0.2 million and $0.1 million of expenses in 2008 and 2007, respectively.

Revenues from Related Parties

PEPCO and its subsidiary manage assets and provide investment advisory services to affiliated mutual funds. PEPCO also managed assets and provided other investment advisory services to PNX and its subsidiaries, related parties prior to December 31, 2008. The revenues earned from managing related party assets are as follows:

	For the Year Ended December 31,	
	2008	**2007**
	(in thousands)	
Management fees:		
Affiliated mutual funds	$ 33,202	$ 43,370
PNX Life variable product separate accounts and employee retirement plan	1,125	6,017
Affiliated structured finance products	-	524
Total management fees	34,327	49,911
Distributor fees	30,209	36,467
Marketing fees	22,861	29,436
Mutual fund administration fees	11,859	14,322
Shareholder service agent fees	4,446	6,466
Total revenues from related parties	$ 103,702	$ 136,602

PEPCO's transactions with affiliates comprised approximately 98% of operating revenues for each of the years ended December 31, 2008 and 2007.

Receivables from Related Parties

PEPCO provides distribution and administration services to its affiliated mutual funds as well as to its affiliates. Receivables from related parties are as follows:

	December 31,	
	2008	**2007**
	(in thousands)	
Distributor, fund accounting and administrative fees	$ 3,240	$ 6,163
Expense sharing and subsidiary short-term advances due from affiliates	680	60
Total receivables from related parties	$ 3,920	$ 6,223

In addition, management fees receivable include $4.2 million and $7.2 million and concessions receivable include $0.2 million and $0.4 million as of December 31, 2008 and 2007, respectively, from related parties.

Operating Expenses from Related Parties

Prior to the spin-off, PNX provided certain administrative services at the request of PEPCO. Additionally, certain of PEPCO's active and retired employees participated in PNX's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by PNX are as follows:

	For the Year Ended December 31,	
	2008	2007
	(in thousands)	
Rent	$ 889	$ 970
Administrative fees	652	1,220
Computer services	126	770
Equipment, rental and maintenance	18	42
Professional fees	-	32
Employee related charges:		
Pension and savings plan	707	717
Healthcare and life insurance benefits	767	1,102
Other	917	1,549
Total operating expenses from related parties	$ 4,076	$ 6,402

PEPCO paid these charges based on contractual agreements. Computer services were based on actual or specified usage. Other charges were based upon hourly rates, square footage or head count. PEPCO also reimbursed PNX for employee related charges based on actual costs paid by PNX.

Management believes that the methods used by PNX to allocate these expenses to PEPCO are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

In connection with the spin-off of Virtus from PNX discussed in (Note 1), the services ceased being provided to PEPCO by PNX at various times during the fourth quarter of 2008.

Payables to Related Parties

Payables to related parties are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Subadvisory fees payable, net	$ 1,703	$ 2,509
Tax sharing with PNX	-	4,567
Expense sharing and short-term advances due to affiliates	74	1,417
Total payables to related parties	$ 1,777	$ 8,493

Subadvisory fees payable of $3.1 million and $2.6 million, include $40 thousand of marketing fees payable and is net of $111 thousand of marketing fees receivable as of December 31, 2008 and 2007 respectively, since these agreements are with the same affiliated parties.

In 2008 and 2007, PEPCO paid dividends to its Virtus of $4.0 million and $2.0 million, respectively.

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available and are now provided by Virtus.

Harris Bankcorp Related Party Transactions

On October 31, 2008, Virtus and Harris Bankcorp entered into an agreement whereby Harris Bankcorp owns 100% of Virtus' outstanding Series B convertible preferred stock, establishing Harris Bankcorp and its subsidiaries as a related party to Virtus and PEPCO. Harris Investment Management, Inc., a subsidiary of Harris Bankcorp, is a sub-advisor to certain affiliated mutual funds. In addition, a portion of the assets held in the former Harris Insight funds were distributed through affiliates of Harris Bankcorp. Expenses and payments recognized in connection with sub-advisory and distribution agreements from the date of the original preferred stock investment on October 31, 2008 through December 31, 2008 were as follows:

Sub-advisor management fees	$ 979
Distribution and service fees	270
Total management fees paid to Harris Bankcorp	$ 1,249

At December 31, 2008, $1.6 million was payable to Harris Bankcorp related to the sub-advisory management fees and the distribution and service fees payments.

11. Commitments and Contingencies

Regulatory Matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory bodies regularly make inquiries of PEPCO and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws, and laws governing the activities of broker-dealers. PEPCO endeavors to respond to such inquiries in an appropriate manner and to take corrective action if warranted.

Other Matters

PEPCO distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, PEPCO may also enter into contracts with other third parties pursuant to whom the third parties provide services on behalf of PEPCO or PEPCO provides services on behalf of the third parties. In certain circumstances, PEPCO may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PEPCO made no payments to third parties in 2008 and 2007, and has recorded no liabilities with regard to commitments as of December 31, 2008. PEPCO believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

12. Guarantees

Effective December 31, 2008, PNX restructured a Senior Note agreement between Virtus and PNX, which was secured by the assets of certain Virtus affiliates, including VIA. PEPCO does not believe that this guarantee will have a material impact on its operating results or financial position.

13. Subsequent Event

Effective February 5, 2009, PEPCO no longer acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX.

On April 8, 2009, Virtus amended the tax separation agreement with PNX dated December 18, 2008 to clarify the treatment and election necessary as a result of the spin-off from PNX.

Phoenix Equity Planning Corporation **Schedule I**
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2008

(in thousands)

Net Capital		
Total stockholder's equity		$ 19,805
Less nonallowable assets:		
Furniture and equipment, net	$ 17	
Accounts receivable and other assets	7,676	
Net worth of consolidated subsidiary (Note B)	1	7,694
Net capital before specific reduction in the market value of securities		12,111
Less securities haircuts pursuant to Rule 15c3-1		1,016
Net capital		$ 11,095
Aggregate Indebtedness		
Total liabilities included in consolidated statement of financial condition		$ 13,895
Liabilities of consolidated subsidiary (net of intercompany balances with PEPCO of $1,309)		(5,054)
Difference resulting from offsetting various liability accounts against related assets		402
Aggregate indebtedness		$ 9,243
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $9,243)		$ 616
Net capital in excess of minimum requirements ($11,095 - $616)		$ 10,479
Ratio of aggregate indebtedness to net capital		0.8 to 1

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008.

Note B - Consolidated Subsidiary

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2008 are as follows:

Cash and cash equivalents	$ 504
Receivables and other assets	5,679
Definite-lived intangible asset, net	178
	6,361
Accounts payable, accrued expenses and other liabilities	6,360
Net worth of consolidated subsidiary	$ 1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To Board of Directors and Stockholder of VP Distributors, Inc.
(formerly named Phoenix Equity Planning Corporation):

In planning and performing our audit of the consolidated financial statements of Phoenix Equity Planning Corporation, (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company, as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated April 21, 2009.

The Company's ultimate parent became a stand-alone public company on December 31, 2008 when a spin-off from The Phoenix Companies, Inc. (the "Former Parent") was completed. Prior to spin-off, the Company was part of the internal control environment of the Former Parent. As of December 31, 2008, the date of the spin-off, the Company was in a period of intense business activities and changes and had not yet completely assembled their own financial resources or finalized the controls and procedures necessary for a stand-alone entity, which contributed to the material weaknesses described below.

1. Controls Surrounding Non-Standard Transactions: The Company encountered a number of significant and complex accounting issues related to non-standard transactions requiring judgment and technical accounting expertise. The Company does not have sufficient policies and procedures with respect to documenting and reviewing significant and non-standard transactions.

2. Adequacy of Finance Resources and Controls over Financial Close: The Company did not have adequate financial resources to meet its financial reporting requirements on a timely basis. The finance organization experienced significant challenges with respect to their year-end financial close process and meeting the timetable for various regulatory reporting requirements.

3. Controls Surrounding Tax Accounting Process: The Company did not establish adequate control procedures and retain adequate documentation to support their tax accounts necessary for their year-end reporting process, including information needed to assess and account for complex newly promulgated complex tax regulations. In addition, the Company did not maintain adequate documentation from its Former Parent to support accounting positions and judgments impacting their tax position as a new entity.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, other than the material weaknesses noted above, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Audit Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 21, 2009

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Virtus Partners, Inc., formerly known as Phoenix Investment Partners, Ltd.)

Consolidated Financial Statements with Additional Information December 31, 2008 and 2007